Exhibit 99.11

Pentwater Issues Public Letter to George Burns Regarding Ongoing Breaches of Fiduciary Duty

November 22, 2021 11:25 AM Central Standard Time

NAPLES, Fla.--(BUSINESS WIRE)--Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill") (TSX:TRQ) (NYSE:TRQ), sent the below letter to TRQ Director George Burns. Mr. Burns has not responded to explain his role in the ongoing and likely future breaches of fiduciary duties by the Turquoise Hill Board towards its minority shareholders.

Dear Mr. Burns,

I am writing to you to implore you to not breach your fiduciary duty owed to minority shareholders of Turquoise Hill (“TRQ”). Unfortunately, I believe that you have already done so, and if press reports are accurate, I believe you are about to further breach your fiduciary responsibilities in one of the most egregious ways that I have ever seen in my career.

As you know, you joined the Board of TRQ six months after TRQ announced a $1.5 billion cost overrun and a two-year delay in the construction of the Oyu Tolgoi underground mine. At that time, I sincerely hope you were not aware that it was Rio’s concealed mismanagement that caused the cost overrun and schedule delay. However, as you now know, TRQ and the government of Mongolia commissioned an independent expert report which found that, “[Rio’s] lack of a comprehensive, overall project management and project controls team, beginning during project preparation and restart, [was] the fundamental reason for the project delay and cost overruns.” (ICG Peer Report, p. 17).

Unfortunately, in addition to Rio’s actual mismanagement, the ICG Report also concluded that Rio then hid this mismanagement from TRQ minority shareholders and the government of Mongolia and fabricated a lie blaming the cost overruns and schedule delays on adverse geotechnical conditions. “It is inconceivable that Senior Management both on the Project site and in the higher-level committees were not aware of these shortcomings, as reports were generated on a regular basis by the schedulers who were working in the Project Controls section and by the relevant area managers. But there was also a culture on site that did not welcome negative albeit actual, reporting.” (ICG Report p. 92). “ICG does not consider ground support variances due to design changes Key Geotechnical Parameter changes. The Rio Tinto statement that these isolated poorer than expected ground conditions significantly impacted the schedule is misleading and not supported in the documents reviewed.” (ICG Report, p. 111)

There are two things that you have done so far while on the TRQ Board that I believe have breached your fiduciary obligations owed to minority shareholders. First, you and the rest of the TRQ Board forced TRQ’s CEO Ulf Quellmann to resign at the direction of Rio Tinto when he finally began to take some actions to support TRQ minority shareholders. Mr. Quellmann’s support for the independent investigation into the schedule delays and cost overruns caused by Rio Tinto was the absolute bare minimum of what is expected of the CEO of a publicly traded company. Instead of maintaining the support of the Board, you and the other Board members followed Rio Tinto’s orders to further aid Rio in its efforts to cover up their lies and mismanagement in the construction of the underground mine at Oyu Tolgoi.

Second, once the Independent Report was completed and peer reviewed by TRQ’s own trusted outside consultant Mr. John Barber, you failed to release the conclusions of that report to TRQ minority shareholders. All TRQ has said is that it is, “conducting a detailed review” and “will update the market as appropriate.” For goodness’ sake, if TRQ’s own outside experts concluded that Rio mismanaged the construction of the underground mine and then Rio and TRQ fabricated a story about adverse geotechnical issues to hide this mismanagement, don’t you believe that TRQ minority shareholders deserve to know this? Instead of releasing the conclusions from TRQ’s own commissioned report, you and the rest of the TRQ Board have commissioned another report that will no doubt attempt to protect Rio Tinto which of course owns 51% of TRQ’s shares and has complete control of who sits on the board and on the management team of TRQ.

The problem for you is that these breaches of your fiduciary duties, while severe, are small compared with what is about to happen if press reports are to be believed. Numerous press reports have stated that the government of Mongolia has been offered $1.6 billion in debt forgiveness to compensate the government for Rio’s mismanagement and lies. Obviously since Turquoise Hill (owner of 66% of the mine) has been harmed by Rio’s mismanagement just like the Mongolian government (owner of 34% of the mine), it is natural that Turquoise Hill should be compensated as well. However, instead of compensating Turquoise Hill, these press reports (which have been confirmed by TRQ) have stated that it will be TRQ forgiving $1.6 billion of debt owed by the Mongolian government.

This is OUTRAGEOUS. If Rio’s lies and mismanagement harmed the owners of the Oyu Tolgoi mine, then all the owners of the mine should be compensated. Rio Tinto should not be permitted to use its influence and control over TRQ to get TRQ to pay $1.6 billion for the damages Rio’s actions caused. TRQ minority shareholders are also victims. We lost billions of dollars as a result of Rio’s concealed mismanagement of the underground construction and now Rio is forcing TRQ to pay additional billions to the government of Mongolia to compensate it for Rio’s mismanagement.

A vote from you to support giving away TRQ assets to pay for Rio’s misdeeds would be a complete abdication of all your fiduciary responsibilities owed to minority shareholders. Unlike other TRQ Board members, you are the CEO of a publicly traded company. Would you ever allow your publicly traded company to pay billions of dollars to compensate a third party for someone else’s mismanagement? What conceivable benefit do you have in supporting such egregious behavior? Why would you choose to remain complicit in Rio Tinto’s and TRQ’s subversion of the law and basic tenets of corporate governance? Why would you want to be associated with these improper actions being taken by Rio Tinto when you are assuming so much reputational and legal risk?

We implore you to use your voice to not allow Rio to run roughshod over the rights of TRQ minority shareholders. If successful, you can take credit for actually bringing some moral backbone to an otherwise unscrupulous board. If unsuccessful, then choose to resign in protest with your head held high. But please under no circumstances allow yourself to breach your fiduciary obligations by voting to give away TRQ corporate assets to pay for Rio Tinto’s lies and mismanagement.

Kindest Regards,

Matthew Halbower
Chief Executive Officer
Pentwater Capital Management

Contacts
David Zirin- Chief Operating Officer
Pentwater Capital Management
312-589-6401